Exhibit 1
Japan Finance Corporation
for Municipal Enterprises
This description of Japan Finance Corporation for Municipal Enterprises is dated February 16, 2006 and appears as Exhibit 1 to its Annual Report on Form 18-K to the U.S. Securities and Exchange Commission.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES.

FURTHER INFORMATION
     This document appears as an exhibit to the Annual Report of Japan Finance Corporation for Municipal Enterprises filed with the U.S. Securities and Exchange Commission (the Commission) on Form 18-K for the fiscal year ended March 31, 2005. Additional information with respect to JFM is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and amendments may be inspected and copied at the public reference room maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operations of the Commission’s public reference room can be obtained by calling the Commission at 1-800-SEC-0330. Copies of such documents may also be obtained from JFM by telephoning 813-3539-2690. The Annual Report and its exhibits and amendments are also available through the Commission’s Internet website at http://www.sec.gov.

     In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on February 16, 2006, as reported by The Bank of Japan at 5:00 p.m., Tokyo time, was 117.77 = $1.00, and the noon buying rate on February 15, 2006 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was 117.93=$1.00.
     References to fiscal years of JFM are to the 12-month periods commencing on April 1 of the year indicated.
     Figures in tables may not add up to totals due to rounding.

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES
     Japan Finance Corporation for Municipal Enterprises (JFM) was established in 1957 as a governmental financial institution under the Japan Finance Corporation for Municipal Enterprises Law (the JFM Law). JFM provides low-cost, long-term funds for projects undertaken by municipal enterprises and for certain construction projects undertaken by local governments and their public corporations. JFM raises funds from the domestic and foreign markets through the issuance of bonds.
     JFM’s capital is wholly owned by the Government and JFM is subject to governmental control and supervision. JFM’s annual budget of revenues and expenditures is included in the Government Agencies Budget formulated by the Minister of Finance, which is subject to approval by the Diet. The Governor and the Auditor of JFM are appointed by the Minister for Internal Affairs and Communications and the Minister of Finance.
CAPITALIZATION
     The capitalization of JFM as of March 31, 2005 was as follows:

(in millions)
Domestic bonds:
Government guaranteed bonds:
0.5%-3.7% Guaranteed Bonds due 2005-2015	¥16,021,230
Non-government guaranteed private placement bonds	4,375,702
Non-government guaranteed public offering bonds	1,020,000
Government guaranteed bonds issued overseas	960,720

Total long-term bonds(1)	22,377,652

Obligations for entrusted loans	405,272
Fund for the improvement of operations of municipal enterprises	867,556
Accrued expenses payable and other payables	17,748
Reserves for reduced interest loans	151,437
Reserves for loss on refinance of bonds	2,285,075
Capital	16,600

Total capitalization	¥26,121,340

(1)	Includes current maturities. For additional information relating to long-term bonds, see Note 5 of “Notes to Financial Statements” included in this Annual Report.

STATEMENTS OF INCOME
     The following statements of income should be read in conjunction with the other financial statements and “Notes to Financial Statements” included in this Annual Report.

	Years ended March 31,
	2001	2002	2003	2004	2005
	(in millions)
Revenues
Interest on loans
Interest on long-term loans	¥971,003	¥939,015	¥908,344	¥861,938	¥822,311
Interest on loans in process	1	22	5	0	1
Interest on short-term loans	0	1	0	0	0

	971,005	939,037	908,349	861,938	822,312

Fees for entrusted loans	283	287	298	276	280
Government subsidies	1,400	0	0	0	0
Interest on deposits	1,838	315	130	58	50
Interest on securities	371	102	0	0	0
Profit on securities sold	8	1,642	8	55	27
Miscellaneous interest received	0	1,024	962	0	0
Miscellaneous income	13	157	5,267	713	556
Transfer from fund for the improvement of operations of municipal enterprises	0	7,963	6,609	6,100	3,659
Gains on sales of fixed assets	0	0	0	0	302
Reversal of reserves for reduced interest loans	—	—	24,510	24,178	23,465

Total revenues	¥974,918	¥950,528	¥946,134	¥893,318	¥850,652

Expenses
Interest on bonds	¥752,438	¥679,223	¥617,509	¥542,452	¥477,873
Interest on short-term borrowing	0	0	2	0	0
Miscellaneous interest payments	—	—	291	347	347
Office expenses	1,709	1,735	1,726	1,674	1,796
Bond-issuing expenses	5,096	4,793	4,310	5,456	4,052
Depreciation	51	49	56	55	65
Amortization of deferred bond expenses	19,814	16,525	10,593	12,100	12,503
Miscellaneous losses	0	0	0	2	1
Loss on disposal of fixed assets	0	0	81	60	36
Loss on bond redemption	0	0	0	0	14,863
Provision for reserves for reduced interest loans	—	45,281	65,787	58,492	54,030
Provision for reserves for loss on refinance of bonds	195,809	202,921	245,780	272,681	285,087

Total expenses	¥974,918	¥950,528	¥946,134	¥893,318	¥850,652

BUSINESS
Purpose and Authority
     Under the JFM Law, JFM’s objective is to provide long-term, low and fixed-interest rate funds for projects undertaken by municipal enterprises and for certain construction projects undertaken by local governments and public corporations established by local governments. Municipal enterprises are departments within local governments which undertake public service activities, such as water supply, sewerage, hospitals and transportation facilities, that are accounted for independently from general services like social welfare and education. JFM raises funds from the domestic and foreign market through the issuance of bonds.
Government Control and Supervision
     JFM is under the control and supervision of the Government in conducting its operations. The Government draws up a plan for its Fiscal Investment and Loan Program (Zaito) each year. The annual Zaito plan, which is subject to approval by the Diet, determines the allocation of funds and extent of government guarantees for institutions like JFM which implement Government policy. The Local Government Borrowing Program specifies the amounts to be raised each year by local governments to support certain projects and the means by which the funds will be raised. JFM’s annual budget is included in the Government Agencies Budget for that fiscal year, which is also subject to approval by the Diet. JFM’s accounts are audited by JFM’s Auditor and submitted to the Diet after examination by the Board of Audit of Japan, an independent supervisory body.
     As indicated under Management, the Governor and the Auditor of JFM are appointed by the Minister for Internal Affairs and Communications and the Minister of Finance.
     JFM’s lending operations are financed primarily through issuances of JFM’s bonds guaranteed by the Government under the Zaito program, but also through issuances of JFM’s bonds without any guarantee. The amount of bonds to be issued by JFM in each fiscal year is subject to Diet approval.
Developments Regarding Special Public Institutions
     The Government has been steadily promoting reform of governmental finance institutions including JFM. The “Outline of Administrative Reforms” approved by a cabinet meeting on December 1, 2000 requires that the businesses and organizational forms of all special public institutions, which include governmental finance institutions, undergo a thorough review.
     In the “Reorganization and Rationalization Plan for Special Public Institutions”, which was approved by a cabinet meeting on December 19, 2001, the details of reform concerning the businesses and organizational forms of special public institutions (including their abolition, integration or privatization) are indicated. With respect to the business of JFM, the following plans were presented to JFM:
•	JFM is to reduce project categories for which JFM provides loans as well as the aggregate loan amount which are in line with the scope of the Local Government Borrowing Program. Furthermore, JFM is to review its businesses based upon a consideration of the role sharing between the central government and local governments.

•	JFM is to increase its issuance of non-government guaranteed bonds, hence to reduce reliance on government guarantees in fundraising activities, and to decrease capital provided by the Government. Also, JFM is to clarify its policy objectives and to properly implement policy assessment so that such assessment is reflected in JFM’s business.

     Based on these plans, since fiscal year 2002 JFM has steadily reduced project categories for which it provides loans as well as the aggregate loan amount and increased its issuance of non-government guaranteed bonds.
     The Council on Economic and Fiscal Policy (“CEFP”), a multi-member organization set up in the Cabinet Office in January 2001 to deal with matters of economic and fiscal policies, announced “On the Reform of Policy-based Finance” on December 13, 2002 and presented a three-step process for implementing reform, as follows:
•	utilizing policy-based finance to support effective operation of the financial system till the end of fiscal year 2004;
•	reviewing and shaping the function, scale and organization of policy-based finance to the desired standards during a three-year preparatory period from fiscal year 2005 to fiscal year 2007; and
•	restructuring and reorganizing the policy-based finance system toward a new system from fiscal year 2008.
     Subsequently, on December 24, 2005, the Cabinet approved the “Important Policy of Administrative Reform” (the “Important Policy”), which sets out, among other items, the implementation of the fundamental reform of policy-based finance and its transformation into a new framework commencing in fiscal year 2008.
     The Important Policy sets out the following with respect to JFM:
•	The area in which JFM functions is the raising of funds from the capital markets to provide long-term low interest rate loans to local governments, an area which should be handled by the joint issuance of bonds by local governments and thus should be withdrawn from policy-based finance;

•	JFM in its current form should be abolished and transformed into an entity that makes efficient use of the capital markets and other forms of financing; and

•	Certain transitional steps should be undertaken with respect to JFM, such as securing a necessary financial foundation in light of the abolition of JFM.
     Further, the Important Policy sets out the following point to consider with respect to the implementation of the reform of policy-based finance:
•	There must be no inconvenience incurred by the current borrowers and the holders of outstanding bonds resulting from the reform of policy-based finance.
Loan Operations
     JFM’s loan operations can be broadly divided into general loans, loans to public corporations and entrusted loans. General loans are loaned to local governments. Loans to public corporations, for construction of local toll roads and acquisition of land for development, are made under the guarantee of the local government owning the public corporation. Entrusted loans are loans from funds entrusted to JFM by the Agriculture, Forestry and Fisheries Finance Corporation, a governmental financial institution, which are used for on-lending to local governments for financing maintenance of public forests and improvements of pastures.
     The following tables give details of the loans extended by JFM during each of the five years in the period ended March 31, 2005.

Loans Extended

	Years ended March 31,
	2001		2002		2003		2004		2005
					(in billions)
General Loans And Loans To Local Public Corporations
Community facilities
Water supply	¥301	15.3%	¥248	13.7%	¥237	13.7%	¥236	13.8%	¥231	14.1%
Gas supply	8	0.4	9	0.5	4	0.2	3	0.1	3	0.2
Sewerage	690	35.0	636	35.2	619	35.7	626	36.6	576	35.0
Public housing	65	3.3	59	3.3	49	2.8	46	2.7	34	2.1
High school construction	10	0.5	9	0.5	6	0.3	7	0.4	6	0.4
Improvement of rivers and other waterways	21	1.0	25	1.4	17	1.0	20	1.2	19	1.1
Hospitals	5	0.3	94	5.2	120	7.0	108	6.3	97	5.9
Elderly care	—	—	0	0.0	4	0.2	6	0.4	5	0.3

	1,100	55.8	1,080	59.8	1,056	60.9	1,052	61.5	971	59.0

Road construction and transportation facilities
Transportation (excluding subways)	4	0.2	5	0.3	5	0.3	5	0.3	6	0.3
Subways	151	7.6	144	8.0	144	8.3	142	8.3	134	8.2
Local road construction	460	23.3	418	23.1	379	21.9	376	21.9	368	22.4
Toll roads and parking facilities	13	0.7	8	0.4	6	0.3	2	0.1	2	0.1
Recreation facilities	5	0.3	3	0.2	1	0.1	2	0.1	1	0.1

	633	32.1	578	32.0	535	30.9	527	30.7	511	31.1

Industry and distribution-related facilities
Industrial water supply	21	1.1	18	1.0	14	0.8	13	0.8	11	0.7
Electricity supply	8	0.4	4	0.2	3	0.2	3	0.1	1	0.1
Port facilities	15	0.8	19	1.0	14	0.8	13	0.8	13	0.8
Regional development	13	0.6	16	0.9	12	0.7	11	0.6	1	0.1
Industrial waste disposal	—	—	—	—	0	0.0	1	0.1	5	0.3
Markets	9	0.5	10	0.5	9	0.6	4	0.2	6	0.4
Slaughter house	1	—	1	0.1	4	0.2	1	0.1	1	0.1

	67	3.4	68	3.7	56	3.3	46	2.7	38	2.3

Refinance loans	148	7.5	60	3.3	70	4.0	70	4.1	110	6.7

General Loans (subtotal)	1,948	98.8	1,786	98.8	1,717	99.1	1,695	99.0	1,630	99.2

Local toll road public corporations	23	1.2	21	1.2	16	0.9	16	1.0	14	0.8
Local land development public corporations	—	—	—	—	—	—	—	—	—	—

Loans to local public corporations (subtotal)	23	1.2	21	1.2	16	0.9	16	1.0	14	0.8

Total	¥1,971	100.0%	¥1,807	100.0%	¥1,733	100.0%	¥1,711	100.0%	¥1,644	100.0%

Entrusted Loans
Forests	¥16	88.9%	¥20	90.9%	¥28	96.6%	¥27	97.0%	¥42	98.7%
Pastures	2	11.1	2	9.1	1	3.4	1	3.0	1	1.3

Total	¥18	100.0%	¥22	100.0%	¥29	100.0%	¥28	100.0%	¥43	100.0%

Loans Outstanding

	As of March 31,
	2001		2002		2003		2004		2005
					(in billions)
General Loans And Loans To Local Public Corporations
Community facilities
Water supply	¥5,128	21.9%	¥5,162	21.5%	¥5,157	21.0%	¥5,131	20.6%	¥5,077	20.3%
Gas supply	96	0.4	97	0.4	93	0.4	88	0.4	76	0.3
Sewerage	8,746	37.4	9,075	37.7	9,349	38.1	9,591	38.5	9,741	38.9
Public housing	938	4.0	930	3.9	911	3.7	890	3.6	858	3.4
High school construction	132	0.6	127	0.5	122	0.5	119	0.5	115	0.5
Improvement of rivers and other waterways	395	1.7	391	1.6	378	1.6	367	1.5	355	1.4
Hospitals	14	0.1	108	0.5	227	0.9	327	1.3	406	1.6
Elderly care	—	—	0	0.0	4	0.0	10	0.1	15	0.1

	15,449	66.1	15,890	66.1	16,241	66.2	16,523	66.5	16,643	66.5

Road construction and transportation
Transportation (excluding subways)	26	0.1	25	0.1	24	0.1	24	0.1	24	0.1
Subways	1,390	5.9	1,451	6.0	1,510	6.2	1,565	6.3	1,613	6.4
Local road construction	5,114	21.9	5,268	21.9	5,354	21.8	5,410	21.7	5,434	21.7
Toll roads and parking facilities	174	0.8	172	0.7	166	0.7	156	0.6	146	0.6
Recreation facilities	34	0.1	33	0.2	30	0.1	28	0.1	23	0.1

	6,738	28.8	6,949	28.9	7,084	28.9	7,183	28.8	7,240	28.9

Industry and distribution-related facilities
Industrial water supply	434	1.9	426	1.8	411	1.7	399	1.6	383	1.5
Electricity supply	135	0.6	131	0.5	126	0.5	120	0.5	110	0.4
Port facilities	105	0.4	118	0.5	125	0.5	130	0.5	135	0.5
Regional development	155	0.7	162	0.7	164	0.7	164	0.6	143	0.6
Industrial waste disposal	0	0.0	0	0.0	0	0.0	1	0.0	6	0.0
Markets	132	0.5	132	0.5	131	0.5	124	0.5	120	0.5
Slaughter house	1	0.0	2	0.0	5	0.0	6	0.0	8	0.0

	962	4.1	971	4.0	962	3.9	944	3.7	905	3.6

General Loans (subtotal)	23,149	99.0	23,810	99.0	24,287	99.0	24,650	99.0	24,788	99.1

Local toll road public corporations	227	1.0	236	1.0	236	1.0	237	1.0	235	0.9
Local land development public corporations	1	0.0	1	0.0	1	0.0	1	0.0	1	0.0

Loans to local public corporations (subtotal)	228	1.0	237	1.0	237	1.0	238	1.0	236	0.9

Total	¥23,377	100.0%	¥24,047	100.0%	¥24,524	100.0%	¥24,888	100.0%	¥25,024	100.0%

Entrusted Loans
Forests	¥400	91.5%	¥396	91.7%	¥389	91.7%	¥381	91.8	¥373	92.0%
Pastures	37	8.5	36	8.3	35	8.3	34	8.2	32	8.0

Total	¥437	100.0%	¥432	100.0%	¥424	100.0%	¥415	100.0%	¥405	100.0%

Loan Terms
     The terms and conditions applicable to JFM’s loans other than entrusted loans are determined by JFM in accordance with the costs of funds procured by JFM and are contingent upon the approval of the Minister for Internal Affairs and Communications and the Minister of Finance. The terms and conditions of entrusted loans are determined by the Agriculture, Forestry and Fisheries Finance Corporation.
     Interest Rates
     Loans are generally made available at fixed rates of interest which, for substantially all of JFM’s loans, are only marginally higher than the interest rates applicable to loans extended by the Government. JFM charges three types of interest rates on its loans: the standard rate, special rate and temporary special rate. The standard rate is determined in light of JFM’s financing costs, using a cash flow analysis and according to the maturity and repayment structure of the applicable loan so as to equalize the discounted present value of cash-flows from loans with that of cash-flows from funds raised. With respect to loans to certain projects, such as water supply, sewerage, industrial water supply, transportation and hospitals, JFM charges the special rate or temporary special rate, which is reduced rate as compared to the standard rate. For fiscal year 2005, the special rate is 0.30% lower than the standard rate, and the temporary special rate is 0.35% lower than the standard rate. For fiscal year 2004 JFM charged the standard rate to 1.3%, the special rate to 75.1% and the temporary special rate to 23.6% respectively, of the total amount of loans extended. JFM has established Reserves for Reduced Interest Loans in order to protect its future financial soundness and ability to continue to provide local governments with lower interest rate loans.
     In addition, borrowers have the option to choose between loan terms and conditions providing for the revision of an interest rate at the end of each ten-year loan period, and conventional loan terms and conditions providing for the application of a fixed rate of interest throughout the life of the loan.
     Maturities
     The maturities of loans range from short-term municipal enterprise loans (which must be repaid within the fiscal year) to loans for financing the construction of water supply, sewerage and subway facilities which can have maturities of up to 28 years. The maturities of long-term loans vary depending upon the projects for which such loans are extended. The terms and conditions applicable to loans extended by JFM are designed to accommodate flexibility in lending operations; for example, the interest rates may vary to reflect the maturity of loans and costs of procuring funds for lending, and early redemption at the option of the borrower is possible.
     The following table sets forth information concerning the maturities of JFM’s outstanding loans as of March 31, 2005.
Loans Outstanding by Maturity

	(in millions)
5 years or less	¥1,330,906	5.3%
More than 5 years to 10 years	3,698,876	14.8
More than 10 years to 20 years	12,217,575	48.8
More than 20 years	7,776,694	31.1

Total	¥25,024,051	100.0%

Funds Available for Lending
     The following table gives details of JFM’s funds available for lending for the past five fiscal years (other than funds entrusted by the Agriculture, Forestry and Fisheries Finance Corporation).

	Years ended March 31,
	2001	2002	2003	2004	2005
			(in billions)
Cash and deposits at the beginning of the year	¥1,062	¥1,125	¥1,216	¥961	¥716
Government guaranteed bonds (domestic)	1,661	1,537	1,104	1,391	1,130
Government guaranteed bonds (foreign)	119	130	70	130	122
Non-guaranteed public offering bonds (domestic)	—	100	220	300	400
Non-guaranteed private placement bonds	500	380	240	482	408
Contributions of the proceeds from public races	22	12	15	11	11
Government Subsidies	1	—	—	—	—
Repayment of loans	1,128	1,137	1,256	1,347	1,508
Other	974	989	965	870	825

Subtotal	¥5,467	¥5,410	¥5,086	¥5,492	¥5,120
Bonds redeemed and other outflows	2,371	2,387	2,392	3,065	2,810

Funds available for lending	3,096	3,023	2,694	2,427	2,310
Total loan funds	¥1,971	¥1,807	¥1,733	¥1,711	¥1,644

	Years ended March 31,
	2001	2002	2003	2004	2005
			(in billions)
Cash and deposits at the end of the year	1,125	1,216	961	716	666

     The major source of funds for JFM’s loan operations are proceeds from the issuance of bonds, which account for almost all of its externally generated funds. A large portion of JFM’s publicly offered bonds are guaranteed by the government and almost all of them are due 10 years from their date of issuance. Since fiscal year 2001, JFM has been able to issue non-government guaranteed bonds by way of public offerings in the domestic market. JFM also issues private placement bonds, which are privately placed and not guaranteed by the Government. Since July 1983, JFM has been able to issue government guaranteed bonds in foreign markets and has made 60 such issues.
     Contributions of the proceeds from horse, bicycle, motorcycle and boat races, operated exclusively by local governments, are forwarded to JFM in accordance with the Local Finance Law. The contributions are accumulated in a separate account (Fund for the Improvement of Operations of Municipal Enterprises) and applied to contribute to the reduction of interest rates on loans to local governments.
     JFM previously received subsidies from the Government which were regarded as compensation for costs incurred by JFM in extending loans at low interest rates. Subsidies totaled ¥1,400 million in the year ended March 31, 2001. As of April 1, 2001, the subsidies from the Government were abolished.
Risk Management
     JFM established the Risk Management Committee as part of its efforts to identify and formulate appropriate responses to the various risks JFM must deal with in the course of operations, including interest rate risk. In addition, JFM is promoting more advanced analytical procedures for its asset and liability management.
Credit Risk Management
     JFM has never experienced a default or a delinquent payment on any loan, in part because JFM only provides loans to local governments and their affiliated public corporations with the guarantee of the relevant local government.
     JFM believes that the risk that local governments fail to repay their debts is low for the following reasons:
     1. Under the current approval system, the ability of each local government to make all necessary debt payments is examined and approved by the Minister for Internal Affairs and Communications or its respective prefectural governor before funds are borrowed.
     2. A portion of the necessary funds for payment of debt obligations of local governments are incorporated in the Local Government Fiscal Program and in the Local Allocation Tax.
     3. If the ratio of debt-service expenditure to total expenditure of a local government exceeds a certain extent of its budget, new borrowing is restricted pursuant to relevant laws and regulations. Moreover, strict financial reconstruction measures will be implemented for local governments which have budget deficits exceeding a certain ratio.
     4. Local governments have taxation authority.
     5. Bankruptcy laws are not applicable to local governments.

     The current approval system for local government debt issue will be shifted into a new consultation system starting in fiscal year 2006. Under the consultation system:
     1. Local governments must consult with the Minister for Internal Affairs and Communications or its respective prefectural governor with regard to the making of new borrowings.
     2. Local governments can borrow public funds, including JFM funds, only after receiving the consent of the Minister for Internal Affairs and Communications or its respective prefectural governor as a result of such consultation.
     3. With regard to local governments’ borrowings to which the consent of the Minister for Internal Affairs and Communications or the relevant prefectural governor has been given, a portion of the necessary funds for the payment of debt obligations of local governments is incorporated in the Local Government Fiscal Program and the Local Allocation Tax.
     4. In order for a local government to make a borrowing without obtaining the consent of the Minister for Internal Affairs and Communications or the relevant prefectural governor, the head of the local government should report to its legislative council in advance.
     5. With respect to local governments and municipal enterprises whose accumulated deficit exceeds a certain level and local governments whose ratio of debt-service expenditure to total expenditure exceeds a certain level, the approval of the Minister for Internal Affairs and Communications or the relevant prefectural governor should still be obtained with regard to the making of new borrowings.
     In light of the above, JFM believes that the shift from the current approval system to the new consultation system will not have a material effect with respect to the preservation of JFM’s loans to local governments.
Management of Market Risk
     Risk of Interest Rate Fluctuation. JFM extends loans to local governments mostly at fixed interest rates, with a maximum maturity of 28 years and an average final maturity of 25 years on the one hand, and procures most of the funds for loans by issuing 10-year bonds, on the other. Therefore, it is necessary in normal circumstances to roll over such bonds twice before a loan is finally repaid, and this exposes JFM to interest rate risk.
     JFM takes the following measures to reduce the interest rate risk accompanying such duration gap between loans and procured funds.
     1. JFM provides for the Reserves for Loss on Refinance of Bonds, and all of the gains produced by the refinance of bonds are retained in the Reserves in order to reduce this interest rate risk. At the end of fiscal year 2004, the Reserves stood at ¥2.3 trillion, which accounted for 8.7% of the total assets.
     2. JFM continues its issuance of long-term bonds with maturities exceeding ten years.
     In addition, JFM has been examining other methods to reduce interest rate risk at the Risk Management Committee.
     Price risk. JFM is only allowed to invest surplus funds in short-term instruments with high credit ratings, and in principle holds them until maturity. In addition, JFM does not conduct securities trading operations. As a result, JFM believes it is subject to relatively low price risk.
     Foreign exchange risk. Although JFM issues bonds denominated in foreign currencies, it is JFM’s basic policy to fully hedge the foreign exchange risk involved in these issues through currency swaps or long-term forward exchange contracts and to date, all of the foreign currency liabilities have been fully hedged through those methods. Counterparty risk accompanying currency swaps is strictly managed by closely monitoring the credit standing of the counterparties and JFM’s exposure to each counterparty.
     Other market risks. In fiscal year 2004, JFM issued inflation-indexed bonds, which exposed JFM to the risk of changes in the principal amount to be redeemed. To hedge this risk, JFM used swaps to help ensure the redemption money is fully procured.
Liquidity Risk Management
     JFM believes it is subject to relatively low liquidity risk, as JFM can stably procure funds through the issuance of guaranteed or non-guaranteed bonds while the timing of lending to local governments is predictable in most cases. In addition, JFM manages its funds by preparing daily fund management reports and cash flow sheets in accordance with a quarterly cash flow schedule. Moreover, JFM prepares for unforeseen incidents by maintaining overdraft accounts at multiple banks.
Operational Risk Management
     JFM has rules concerning compliance and the Compliance Committee, which deliberates on important issues with the aim of ensuring compliance with laws and other matters relevant to operations and preparing against infractions. JFM also undertakes concrete measures such as distributing its Compliance Manual to all staff members and providing staff members with compliance training.
Systems Risk Management
     JFM has a number of policies in place to manage systems risk in working to secure and appropriately use its intellectual property.

MANAGEMENT
     JFM is managed by a Governor and up to four Executive Directors. In addition, it has one Auditor. The Governor and the Auditor are appointed by the Minister for Internal Affairs and Communications and the Minister of Finance. The Executive Directors are appointed by the Governor with the approval of these Ministers.
     The Governor supervises the operations and holds the right of final decision and representation on all matters related to JFM. The Executive Directors assist the Governor in the performance of his duties.
     The Auditor is responsible for auditing the accounts of JFM, and may submit reports to the Governor and the Ministers mentioned above at his discretion.
     The officers of JFM as of the date of this Exhibit are as follows:

Governor	Yuji Watanabe

Executive Directors	Isao Kimura
Senior Executive Director in charge of overall coordination, Corporate Planning and Administration Department and Loan Department
Takeshi Iijima
Executive Director in charge of Treasury Department
Toshiharu Ishiki
Executive Director in charge of Loan Administration and Research Department
Katsumi Hara
Executive Director

Auditor	Isao Hashimoto
DEBT RECORD
     There has been no default of interest or principal on any obligation of JFM.
FINANCIAL STATEMENTS AND AUDITOR
     The accounts of JFM are not audited by independent public accountants. The Auditor is required to make an audit of JFM’s accounting records, and its financial statements must be approved by the Minister of Finance. Thereafter, JFM’s fiscal year-end results are inspected by the Board of Audit of Japan, an independent supervisory body established by The Constitution of Japan, and submitted to the Diet by the Cabinet together with the financial statements.
     JFM’s financial statements appearing in this Annual Report were prepared in accordance with the JFM Law and the Law Concerning the Budget and Settlement of Accounts of Public Corporations and the regulations thereunder, as well as with accounting principles and procedures generally followed by governmental financial institutions in Japan. Such principles and practices are stated in Note 1 of “Notes to Financial Statements”. These principles and practices differ in some respects from generally accepted accounting principles in the United States.

REPORT OF THE AUDITOR
Mr. Yuji Watanabe, Governor
   Japan Finance Corporation for Municipal Enterprises
   Shisei Kaikan (Municipal Research Building)
   1-3 Hibiya Koen, Chiyoda-ku, Tokyo
     I have audited the balance sheet of Japan Finance Corporation for Municipal Enterprises as of March 31, 2005 and the related statement of income for the fiscal year ended March 31, 2005.
     The audit was made in accordance with the Japan Finance Corporation for Municipal Enterprises Law and the Law Concerning the Budget and Settlement of Accounts of Public Corporations.
     The balance sheet as of March 31, 2004 and the related statements of income for the four fiscal years ended March 31, 2004 were also audited in accordance with these Laws.
     The accounting principles and procedures followed by Japan Finance Corporation for Municipal Enterprises are those generally followed by governmental financial institutions in Japan, and the aforesaid balance sheets and statements of income have been prepared in conformity with such accounting principles and procedures applied on a consistent basis in all material respects.
     The accompanying statements of income for the five fiscal years ended March 31, 2005 have been prepared by reclassifying said financial statements in certain respects. I have reviewed the reclassifications made in preparing the accompanying statements of income and, in my opinion, such statements of income as reclassified fairly present on a consistent basis the financial position of Japan Finance Corporation for Municipal Enterprises and the results of its operations for the five fiscal years ended March 31, 2005.

/s/ Isao Hashimoto
Isao Hashimoto
Auditor
Japan Finance Corporation for
Municipal Enterprises
May 31, 2005
Tokyo, Japan

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES
BALANCE SHEETS

	March 31,
	2004	2005
	(in millions)
Assets
Long-term loans	¥24,888,435	¥25,024,051
Entrusted loans	414,616	405,272
Cash and deposits	586,073	665,836
Securities	129,999	—
Accrued income	24,799	23,611
Other assets	2,581	2,570
Total assets	¥26,046,503	¥26,121,340
Liabilities and Capital
Bonds	¥22,614,091	¥22,377,652
Obligations for entrusted loans	414,616	405,272
Accrued expenses	12,880	12,540
Deferred income	6,847	5,205
Other payables	2	3
Funds for the improvement of operations of municipal enterprises	860,607	867,556
Reserves for reduced interest loans	120,872	151,437
Reserves for loss on refinance of bonds	1,999,988	2,285,075
Capital	16,600	16,600
Total liabilities and capital	¥26,046,503	¥26,121,340
See “Notes to Financial Statements”.

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES
NOTES TO FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies:
Basis of presentation
     Pursuant to the Japan Finance Corporation for Municipal Enterprises Law and the Law Concerning the Budget and Settlement of Accounts of Public Corporations, JFM prepares annual financial statements and fiscal year-end results for each fiscal year.
     The financial statements are submitted to the Minister of Finance for approval through the designated government ministers. JFM’s fiscal year-end results are submitted to the Minister of Finance without delay through the designated government ministers once the Minister of Finance has approved the financial statements.
     Once the financial statements and the fiscal year-end results have been submitted to the Cabinet, they are submitted to the Board of Audit, a supervisory body established under the Constitution of Japan. The fiscal year-end results are then inspected by the Board of Audit and submitted by the Cabinet together with the financial statements to the Diet.
     The financial statements and fiscal year-end results are prepared in accordance with accounting principles and procedures generally followed by governmental financial institutions Japan.
Translation of foreign currencies
     All of JFM’s foreign currency bonds are covered by forward exchange contracts. The discount on forward exchange contracts has been recorded in Deferred income and amortized over the period of related bonds. The amortized deduction income is recorded as a deduction of Interest on bonds each fiscal year.
Securities
     Securities are stated at cost. Earnings from securities are recorded on a cash basis. The effect of the departure from the accrual basis is immaterial.
Entrusted loans
     Entrusted loans are loans from funds entrusted by the Agriculture, Forestry and Fisheries Finance Corporation (a governmental financial institution) to JFM, which are used for secondary lending to local governments for financing maintenance of public forests and improvements of pastures. Loans made and collected are for the account of such corporation. While the amounts of such entrusted funds are recorded as a liability of JFM, with the loans made from such funds correspondingly recorded as an asset of JFM, the financial statements of JFM do not reflect interest received on such funds or the costs associated with such funds, except lending-management fees received from the entrustor.
Fund for the Improvement of Operations of Municipal Enterprises
     This Fund is accounted for separately from the accounts of JFM. Contributions of the proceeds from public races, together with interest on investments, accumulate in the Fund. Monies are transferred from returns from the

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES
NOTES TO FINANCIAL STATEMENTS—(Continued)
management of the Fund to the accounts of JFM to contribute to the reduction of interest rates on loans to local governments.
Government subsidies
     In addition to capital contributions, JFM previously received subsidies from the Government. Such subsidies were not regarded as capital but were recorded as compensation for costs incurred by JFM as a result of its extending loans at low interest rates. The level of subsidies for each fiscal year was determined annually by the Government. As of April 1, 2001, the subsidies from the Government were abolished.
Amortization of deferred bond expenses
     Deferred bond expenses are required to be amortized over the period of related bonds based on the standard set by the Ministry of Finance.
     In addition to this standard amortization, JFM has been allowed to accelerate the amortization in accordance with the guidelines of the Ministry of Finance in each fiscal year covered by the financial statements herein.
2. Reserves for Loss on Refinance of Bonds
     JFM makes loans mainly to local governments at a fixed rate of interest with maturities of up to 28 years. Most of the funding for such loans comes from the issuance of bonds, consisting mainly of government-guaranteed bonds with 10 years’ maturity. As a result of this type of funding, any loans having maturities in excess of 10 years will expose JFM to interest rate risks associated with the refinance of 10-year bonds. In the event that any profits, determined in accordance with methods of computation provided by the authorized government ministers, are made in a fiscal year as a result of the refinance of JFM’s outstanding bonds, JFM is required to set aside as Reserves for Loss on Refinance of Bonds for that fiscal year an amount determined by JFM with the consent of the authorized government ministers provided that the total amount of the reserve for loss on refinance of bonds is no greater than a maximum of 12.5% of the aggregate amount at the end of the related fiscal year of loans made by JFM to local governments and subscriptions by JFM for local loans.
3. Reserves for Possible Loan Losses
     JFM has never experienced any loan losses. Accordingly, no reserves for loan losses have been maintained.
4. Reserves for Reduced Interest Loans
     Among projects financed by loans, JFM provides loans at a Special Rate that is lower than the Standard Rate for projects that are closely related to the lives of residents.
     To cover losses that arise from lending funds at reduced interest rates, JFM is required to set aside Reserves for Reduced Interest Loans in the amount calculated in accordance with the relevant ministry ordinance. This amount is a portion of the interest that is reduced for the reduced-interest loan and is added to the reserve during the fiscal year in which the loan is made.
5. Appropriation of Profits
     JFM is exempted from income tax on its earnings under Japan’s Corporate Tax law. It is, however, required by the Japan Finance Corporation for Municipal Enterprises Law to pay to the national treasury any profits that remain after the settlement of profits and losses each fiscal year.

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES
NOTES TO FINANCIAL STATEMENTS—(Continued)
6. Bonds Issued and Outstanding
     JFM bonds issued, as of March 31, 2004 and 2005, including bonds due within one year, consisted of the following:

	2004	2005
	(in millions)
Government guaranteed bonds (domestic)	¥16,338,421	¥16,021,230
Non-guaranteed private placement bonds	4,746,589	4,375,702
Non-guaranteed public offering bonds	620,000	1,020,000
Government guaranteed bonds (foreign-SFr)	48,451	37,257
Government guaranteed bonds (foreign-DM)	60,880	51,669
Government guaranteed bonds (foreign-U.S. dollar)	350,780	320,606
Government guaranteed bonds (foreign-£)	71,248	51,426
Government guaranteed bonds (foreign-NLG)	19,091	19,091
Government guaranteed bonds (foreign-FFr)	21,165	21,165
Government guaranteed bonds (foreign-NZ$)	7,466	7,466
Government guaranteed bonds (foreign-Euro)	0	122,040
Government guaranteed bonds (non-domestic Yen)	330,000	330,000

Total	¥22,614,091	¥22,377,652

     The aggregate annual maturities of bonds outstanding, including bonds due within one year, as of March 31, 2005 were as follows:

Years ended March 31,	Domestic	Foreign	Total
		(in millions)
2006	2,186,642	79,386	2,266,028
2007	2,247,856	82,378	2,330,234
2008	2,334,994	86,036	2,421,030
2009	2,455,637	38,196	2,493,833
2010	2,329,826	78,319	2,408,145
Thereafter	9,861,976	596,405	10,458,381
7. Capital
     In accordance with the provisions of the Japan Finance Corporation for Municipal Enterprises Law, all of the capital of JFM has been contributed in cash by the Government. The cumulative capital contribution as of March 31, 2005 was ¥16,600 million.

SUPPLEMENTAL TABLE
Long-term bonds of JFM as of March 31, 2005 (1):

		(in millions)
Domestic bonds:
Government guaranteed bonds:
0.5%-3.7% Guaranteed Bonds due 2005-2015 issued in 1995-2005		¥16,021,230
Non-guaranteed private placement bonds:
Bonds 7, 10 years due 2005-2015 issued in 1995-2005		4,375,702
Non-guaranteed public offering bonds due 2011-2034 issued in 2001-2005		1,020,000

Total domestic bonds		¥21,416,932
Government guaranteed bonds issued overseas (2):
Swiss Franc bonds:
5.0% Guaranteed Bonds due 2005 (SFr 150,000) issued in 1995		10,650
4.375% Guaranteed Bonds due 2006 (SFr 150,000) issued in 1996		13,023
3% Guaranteed Bonds due 2008 (SFr 160,000) issued in 1998		13,584

Subtotal	(SFr 460,000)	¥37,257
Deutsche Mark bonds:
6.875% Guaranteed Bonds due 2005 (DM 200,000) issued in 1995		13,473
5% Guaranteed Bonds due 2008 (DM 500,000) issued in 1998		38,196

Subtotal	(DM 700,000)	¥51,669
U.S. Dollar bonds:
7.375% Guaranteed Bonds due 2005 ($300,000) issued in 1995		24,876
6.125% Guaranteed Bonds due 2006 ($300,000) issued in 1996		30,388
6.85% Guaranteed Bonds due 2006 ($250,000) issued in 1996		26,423
6.75% Guaranteed Bonds due 2007 ($400,000) issued in 1997		43,820
6.0% Guaranteed Bonds due 2009 ($700,000) issued in 1999 and 2000		78,319
5.875% Guaranteed Bonds due 2011 ($1,000,000) issued in 2001		116,780

Subtotal	($2,950,000)	¥320,606
Pound Sterling bonds:
8.375% Guaranteed Bonds due 2006 (£150,000) issued in 1996		23,841
5.75% Guaranteed Bonds due 2019 (£150,000) issued in 1999		27,585

Subtotal	(£300,000)	¥51,426
Dutch Guilder bonds:
5.750% Guaranteed Bonds due 2007 (NLG300,000) issued in 1997		19,091
French Franc bonds:
5.875% Guaranteed Bonds due 2007 (FFr1,000,000) issued in 1997		21,165
New Zealand Dollar bonds:
6.75% Guaranteed Bonds due 2007 (NZ$100,000) issued in 1997		7,466
Yen bonds:
1.55% Guaranteed Bonds due 2012 issued in 2002		200,000
1.35% Guaranteed Bonds due 2013 issued in 2003		130,000

Subtotal		330,000

Euro bonds:
4.5% Guaranteed Bonds due 2014 (€900,000) issued in 2004		122,040
Total government guaranteed bonds sold in foreign markets		¥960,720

Total long-term bonds		¥22,377,652

(1)	Includes current maturities.

(2)	The actual foreign currency amounts of bonds are set forth in parentheses (in thousands of units of the relevant foreign currency) for bonds issued in foreign currencies. Translations of actual foreign currency amounts into yen amounts have been made in accordance with the method stated in Note 1 of the Notes to Financial Statements.